SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                                                                                           14 December, 2004

SkyePharma Intends to Increase Equity Stake in Astralis

LONDON, UK, 14 December 2004 -- SkyePharma PLC announces today that it has signed a non-binding term sheet to acquire 11.2 million additional shares in Astralis Ltd from two former directors of Astralis in exchange for the issuance of approximately 6 million ordinary shares in SkyePharma. Completion of the transaction is subject to a number of conditions including the negotiation of definitive agreements and the appointment of two additional directors nominated by SkyePharma to the Board of Astralis. If the transaction is completed, SkyePharma would own 36.4 million shares in Astralis, representing 49.7% of the outstanding common stock.

For further information please contact:
SkyePharma PLC                                                                                                                                                                                                                                                    +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                                                                                                                                                                                                        +4 207 491 5124
Sandra Haughton, US Investor Relations                                                                                                                                                                                                                       +1 212 753 5780

Buchanan Communications                                                                                                                                                                                                                                    +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC is a UK company which develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations.

About Astralis
Astralis Ltd, a Delaware incorporated biotechnology company based in Fairfield, New Jersey, focuses on the research and development of novel treatments for immune system disorders and skin diseases. For further information visit www.astralisltd.com. Astralis is developing Psoraxine®, a novel injectable treatment for moderate to severe psoriasis, a common chronic skin condition. Psoraxine® is currently in Phase II development.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Completion of the transaction is subject to a number of conditions including the negotiation of definitive agreements and the appointment of two additional directors nominated by SkyePharma to the Board of Astralis. Actual results or events may vary significantly based upon a number of factors, which are described in SkyePharma's Form 20-F, Astralis' Form 10-K and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, SkyePharma's marketing partners' ability to market a pharmaceutical product on a large scale and manage their sales and marketing organisation and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

The press release does not constitute an offer to sell, purchase, exchange or transfer any securities of Astralis or SkyePharma or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended (the "Securities Act"). Neither SkyePharma PLC nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                               SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                      Name: Douglas Parkhill
                                                                        Title: Company Secretary

Date:   December 14, 2004